Exhibit 99.1

IN COMPLIANCE WITH MARKET REGULATIONS, LAN CLARIFIES FACTS RELATED TO CALCULATION ERRORS CONTAINED IN TDLC RULING

Santiago, September 30, 2011– In compliance with Article 10 of Chilean Securities Law and with LAN’s obligation to make public relevant information for its shareholders, investors and the market in general, as required by Item 2.2C of Regulation 30 of the Superintendencia de Valores y Seguros (“SVS”), and LAN’s Relevant Information Disclosure Policy approved by the Board of Directors according to Regulation 211 of the SVS, and also considering repeated concerns from shareholders and other relevant market participants, LAN clarifies the following, in the context of its request to correct calculation errors presented on September 27, 2011 before the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s Antitrust Court:

1.	LAN has fully complied with its self regulatory fare plan and has provided all information required by the TDLC in a transparent, timely and accurate manner;

2.
On September 26, 2011, through ORD. No. 422, the Junta de Aeronáutica Civil (JAC), Chile’s civil aviation authority, requested that LAN send all information provided to the TDLC related to compliance with its self regulatory fare plan;

3.
LAN, in a letter to the JAC dated September 28, 2011, sent all the required information in the same manner as it had been submitted to the TDLC. The information LAN submitted to the JAC included the request to correct the calculation errors presented to the TDLC on September 27;

4.
Through ORD. No. 438 dated September 28, 2011, and addressed to the President of the TDLC and with copy to LAN, the JAC states that “after revising the information, it is the opinion of this General Secretary that the TDLC did not use the correct methodology to calculate the yields. In this sense, we can indicate that the most significant calculation error results from not prorating the fares by the flown segment, which is fundamental to obtain the revenues per kilometer. Not prorating strongly overestimates the results;” and

5.
Considering the foregoing, LAN reaffirms that the calculations provided to the TDLC are correct and confirm that air travel in Chile is on average cheaper than in the United States, a recognized competitive industry.

LAN considers that, beyond the course of action it may pursue in relation to this process, the Company continues working intensely on the pending activities required to carry out the transaction and is confident that the merger process with TAM will be completed during the first quarter of 2012.

On this date, LAN has published on its website (www.lan.com), as required by its Relevant Information Disclosure Policy, the following documents:

1.	Letter No. 422 dated September 26, 2011 from the JAC to LAN;

2.	Letter from LAN to the JAC dated September 29 (SIC) 2011, received by the JAC on September 28;

3.	Document submitted by LAN to the TDLC dated September 27, 2011, requesting the correction of calculation errors in its ruling dated September 21 in the context of LAN’s self regulatory fare plan; and

4.	Letter No. 438 dated September 30, 2011 from the JAC to the President of the TDLC and distributed to LAN.

About  LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A. Inc.Investor Relations investor.relations@lan.com Tel: (56-2) 565-8785	i-advize Corporate Communications, María Barona / Pete Majeski lan@i-advize.com Tel: (212) 406-3690